  MCF
CORPORATION

November 28, 2005

Securities and Exchange Commission
Accounting Branch
450 Fifth Street, N.W.
Washington D.C. 20549-1004

Attn:  John P. Nolan, Accounting Branch Chief
    Mail Stop 4561

Dear Mr. Nolan,

We are in receipt of your letter dated November 18. In that letter, you requested that we respond within 10 days or tell you when we would provide you with a response. Due to the need for detailed responses to many of your comments, the need for us to consult our accounting and legal advisors concerning such responses, and the Thanksgiving holiday, we will not be able to respond within ten days of that letter. We intend to respond by December 2, 2005. Please call me directly at (415) 248-5640 if you have any questions.

Very truly yours,

/s/ John D. Hiestand
John D. Hiestand
Chief Financial Officer